BBA

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities and Exchange Commission
The American Stock Exchange

I, Patrice Live, Eng, BBA, do hereby confirm that I am a qualified person under National Instrument 43-101 responsible for the preparation of sections 1 to 5, 18 to 21 of a Technical Report entitled "Preliminary Assessment study for the Joanna Gold Project", dated May 22, 2008 prepared for Aurizon Mines Ltd. (the "Technical Report").

I, Patrice Live, do hereby consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated May 12, 2008 (the "News Release"), and to the public filing of the Technical Report and the News Release.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report and I authorize the use of the information represented in the News Release as having been prepared by me or under my supervision.

Dated this 12th day of June, 2008.

[signature] (Seal or Stamp)

Signature of Qualified Person

PATRICE LIVE

Print Name of Qualified person

INGÉNIEUR · ENGINEER
PATRICE LIVE
QUÉBEC

BBA

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities and Exchange Commission
The American Stock Exchange

I, Enzo Palumbo, do hereby confirm that I am a qualified person under National Instrument 43-101 responsible for the preparation of sections 16, 18.6.1.2 and 18.6.2.2. of a Technical Report entitled "Preliminary Assessment study for the Joanna Gold Project", dated May 22, 2008 prepared for Aurizon Mines Ltd. (the "Technical Report").

I, Enzo Palumbo, do hereby consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated May 12, 2008 (the "News Release"), and to the public filing of the Technical Report and the News Release.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report and I authorize the use of the information represented in the News Release as having been prepared by me or under my supervision.

Dated this 12 th day of June, 2008.

_______________________ (Seal or Stamp)
Signature of Qualified Person

ENZO PALUMBO
Print Name of Qualified person

SYSTÈMES GEOSTAT INTERNATIONAL INC.

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities and Exchange Commission
The American Stock Exchange

I, Michel Dagbert, do hereby confirm that I am a qualified person under National Instrument 43-101 responsible for the preparation of sections 17.1.1 of a Technical Report entitled "Preliminary Assessment study for the Joanna Gold Project", dated May 22nd, 2008 prepared for Aurizon Mines Ltd. (the "Technical Report").

I, Michel Dagbert, do hereby consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated May 12, 2008 (the "News Release"), and to the public filing of the Technical Report and the News Release.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report and I authorize the use of the information represented in the News Release as having been prepared by me or under my supervision.

Dated this 12th day of June, 2008.

Signature of Qualified Person

Michel Dagbert
Print Name of Qualified person

SYSTÈMES GEOSTAT INTERNATIONAL INC.

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities and Exchange Commission
The American Stock Exchange

I, Claude Duplessis, do hereby confirm that I am a qualified person under National Instrument 43-101 responsible for the preparation of sections 6 to 15 and 17 of a Technical Report entitled "Preliminary Assessment study for the Joanna Gold Project", dated May 22nd, 2008 prepared for Aurizon Mines Ltd. (the "Technical Report").

I, Claude Duplessis, do hereby consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated May 12, 2008 (the "News Release"), and to the public filing of the Technical Report and the News Release.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report and I authorize the use of the information represented in the News Release as having been prepared by me or under my supervision.

Dated this 12th day of June, 2008.

[signature]

Signature of Qualified Person

Claude Duplessis
Print Name of Qualified person

10 boulevard de la Seigneurie Est #203, Blainville Qc, Canada J7C 3V5, Tel: 450 433-1050